August 24, 2010

Barnes & Noble, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed August 19, 2010

Soliciting Materials filed on Schedule 14A

Filed August 19, 2010

File No. 1-12302

Dear Ms. Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the letter dated August 23, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Commission (the “Staff”) on Amendment No. 1 to the preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), filed by the Company with the Commission on August 19, 2010, and the soliciting materials on Schedule 14A (the “Soliciting Materials”), filed by the Company with the Commission on August 19, 2010.

Concurrently with this letter, the Company is filing with the Commission an amendment to the Amended Preliminary Proxy Statement (“Amendment No. 2”), which includes revisions made in response to the Staff’s comments set forth in the Comment Letter. The Company also is sending you, by courier, hard copies of Amendment No. 2, marked to show changes to the Amended Preliminary Proxy Statement as filed with the Commission on August 19, 2010.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment. The page numbers in the bold captions refer to pages in the Amended Preliminary Proxy Statement as filed with the Commission on August 19, 2010. The page numbers in the Company’s responses to the Staff’s comments refer to pages in Amendment No. 2 filed concurrently with this letter.

PRER14A filed August 19, 2010

General

1.	To the extent now known, please fill in all missing information. For example, revise to provide the information required by Item 1 of Schedule 14A.

Response: The Company respectfully notes the Staff’s comment and will fill in all missing information prior to filing with the Commission the Company’s definitive proxy statement.

2.	We note that Messrs. Del Giudice and Zilavy are no longer standing for re-election. Please supplement your background discussion and the disclosure in Proposal 1 to outline the reasons that prompted the change. Please also disclose whether and if so, how, the Board considered the relative attributes of the replacement director nominee candidates vis-à-vis Messrs. Del Giudice and Zilavy.

Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised its disclosure. Please see the revised disclosure included on pages 8 and 9 of Amendment No. 2.

3.	Please revise to clarify whether the Board envisions Messrs. Del Giudice and Zilavy serving in any form of advisory and/or compensated role subsequent to the Annual Meeting.

Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised its disclosure to clarify that the Board does not currently envision Messrs. Del Giudice and Zilavy serving in any form of advisory and/or compensated role subsequent to the Annual Meeting. Please see the revised disclosure included on page 8 of Amendment No. 2.

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please recharacterize as your opinion, allegations that Yucaipa is proposing the amendment to the Rights Agreement as part of a larger plan that would involve Yucaipa and another stockholder joining together to acquire majority control of the company.

Response: The Company respectfully notes the Staff’s comment. In response to the Staff’s comment and in order to expedite the Staff’s review of Amendment No. 2, the Company has removed from Amendment No. 2 the language referred to in the Staff’s comment. The Company, however, respectfully notes the existence of various facts supporting its opinion that Yucaipa is proposing the amendment to the Rights Agreement as part of an effort to acquire control of the Company. The Company notes in particular the following facts, most of which the Delaware Court of Chancery also noted in its opinion concluding that the Board’s adoption of the Rights Agreement was a “good faith, reasonable response to a threat to Barnes & Noble and its stockholders”: 1

•	In November 2009, “Burkle more than doubled Yucaipa’s stake in Barnes & Noble to 17% in just four days . . . ..”[2]

•

In the amendment to the Statement of Beneficial Ownership on Schedule 13D filed by Yucaipa with the SEC on November 13, 2009, “Yucaipa also reserved for itself the right to: (1) make a proposal to acquire all of Barnes & Noble’s shares; and (2) propose other M & A transactions involving Barnes & Noble.”[3]

•	“[T]he record makes clear that Yucaipa’s leader, Burkle, has pondered various fundamental strategy changes for Barnes & Noble, including . . . a going private transaction.”[4]

•

Yucaipa requested clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for each Yucaipa Fund to purchase up to $651.7 million of Barnes & Noble stock. Based on the closing price of Barnes & Noble stock on November 13, 2009, a $651.7 million stock purchase by each Yucaipa Fund would have enabled Yucaipa to buy all the outstanding stock of the Company.[5]

[1]	Delaware Chancery Court Opinion C.A. No. 5465-VCS, issued August 12, 2010 (“Chancery Court Opinion”), page 87.

[2]	Chancery Court Opinion, pages 65-66.

[3]	Chancery Court Opinion, page 66. See also Chancery Court Opinion, pages 12-13.

[4]	Chancery Court Opinion, page 66.

[5]	See pages 13 and 66 of the Chancery Court Opinion for the Court’s discussion of Yucaipa’s HSR filings.

•	“On January 26, 2010, Burkle wrote a letter to the full board demanding an exception to the Rights Plan to allow Yucaipa to buy up to a 37% stake in Barnes & Noble.”[6]

•

Mr. Burkle met with Mr. Peter Eichler, the founder of Aletheia Research and Management, Inc., on August 14, 2009, the same day Mr. Burkle sent Mr. Riggio a letter criticizing the Board’s strategic direction, and in January 2010, after the Rights Agreement was in place. The Court found that those events “were anything but coincidental and had everything to do with Barnes & Noble.”[7]

•

“Eichler, who had followed Burkle’s lead in several other investments, nearly tripled the stake that his company, Aletheia, had in Barnes & Noble and became a Schedule 13D filer, alerting the board to the possibility that Burkle and Eichler could team up to take control of the company.”[8]

•	“[I]t is clear that Aletheia’s Eichler is a big admirer of Burkle and that there is a strong possibility for the immediate formation of a control bloc if the Rights Plan were not in place.”[9]

•

“[T]he board could reasonably assume that Yucaipa, like other profit-seeking investors, might pose a danger to other company investors if it, in concert with a party like Aletheia, obtained strong unilateral control over a major portion of the company’s voting securities. Likewise, the board could reasonably conclude that Yucaipa should deal with the board in the first instance if it wished to obtain such a bloc, and to pay a price to the company’s investors that reflected the value of obtaining that power.”[10]

•	Mr. Burkle took meetings with two large investment banks, Bank of America and Deutsche Bank, about the possibility of a leveraged buyout of Barnes & Noble.[11]

[6]	Chancery Court Opinion, page 25.

[7]	Chancery Court Opinion, page 67.

[8]	Chancery Court Opinion, page 67.

[9]	Chancery Court Opinion, page 73.

[10]	Chancery Court Opinion, pages 69-70.

[11]	Chancery Court Opinion, page 14.

•

“Despite its protestations, Yucaipa’s prior investing history is replete with the sorts of investments that often lead to transactions in which public stockholders are treated differently. Although Yucaipa seems to have mostly entered on friendly terms, the terms it extracted have often given it control rights not available more generally to stockholders and its influence has resulted in important managerial changes. To this point, it is reasonable to infer that the leveraged buyout options that Burkle pondered with investment banks regarding Barnes & Noble would have involved Yucaipa remaining as an equity investor and the other stockholders being cashed out. Indeed, it appears that Yucaipa prefers private company investments and would enjoy the chance to be an investor in a private Barnes & Noble.”[12]

•

Yucaipa has spent millions of dollars in legal fees to pursue litigation to invalidate, or to increase the ownership triggering threshold contained in, the Rights Agreement in order to be able to acquire additional Barnes & Noble stock.

•

“In sum, the board had a reasonable basis to conclude that Burkle was potentially planning to acquire a controlling stake in Barnes & Noble, or form a governing bloc with another large stockholder like Aletheia, in order to put his own policies in place.”[13]

The Company respectfully submits that, based on the facts set forth above, it disagrees with Yucaipa’s continued assertions that its motives are benign and that it is acting in the interests of all stockholders. Rather, it is the Company’s opinion that the proxy contest, like the Rights Agreement litigation, is part of an effort by Yucaipa to acquire control of the Company. The Company respectfully notes the Staff’s comment and will include in future filings of soliciting material support for each statement or assertion of opinion or belief that is not self-evident.

5.	Please note our comment above. It is not apparent that the nomination of director nominees by Yucaipa and submission of its non-binding proposal to amend the Rights Agreement evidence an intent to obtain control of the company. Please set forth in your disclosure support for your assertion. If you are unable to provide such support, please remove the statement.

Response: The Company respectfully notes the Staff’s comment. In response to the Staff’s comment and in order to expedite the Staff’s review of Amendment No. 2, the Company has removed from Amendment No. 2 the language referred to in the Staff’s comment. The Company, however, respectfully notes that the facts referred to

[12]	Chancery Court Opinion, page 68.

[13]	Chancery Court Opinion, page 66.

in response to Comment 4 above equally support the Company’s assertion that the nomination of director nominees by Yucaipa and Yucaipa’s submission of its non-binding proposal to amend the Rights Agreement are part of an effort by Yucaipa to acquire control of the Company. The Company respectfully notes the Staff’s comment and will include in future filings of soliciting material support for each statement or assertion of opinion or belief that is not self-evident.

6.	Please revise to provide further balance to your disclosure throughout the proxy statement and in future filings and acknowledge the non-binding nature of the Yucaipa Rights Agreement amendment proposal. Also, please acknowledge that the Yucaipa director nominees if elected, would constitute a minority of the Board.

Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised its disclosure to acknowledge the non-binding nature of the Yucaipa Rights Agreement amendment proposal and that the Yucaipa director nominees, if elected, would constitute a minority of the Board. The Company also will include similar disclosure (to the extent applicable) in future filings. Please see the revised disclosure in the Letter to Stockholders and the Notice of Annual Meeting of Stockholders contained in Amendment No. 2 and on pages 1, 2, 3, 7, 55 and 56 of Amendment No. 2.

7.	We partially reissue prior comment 4. Please clarify the Board’s intentions if the non-binding proposal to amend the current Rights Plan is approved by the majority of shareholders. For example, if the Board intends on rejecting any proposal to amend the Rights Plan even if the non-binding proposal is passed, revise to specifically state this fact.

Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised its disclosure to disclose that if the non-binding proposal to amend the current Rights Plan is approved by the majority of shareholders, the Board, as constituted at that time, will consider its response to such approval in accordance with its fiduciary duties to all stockholders and in light of the then-existing facts and circumstances. Please see the revised disclosure on page 55 of Amendment No. 2.

Background to the Solicitation, page 4

8.	You disclose meetings that occurred between Mr. Burkle and investment banks concerning a possible leveraged buyout. Please revise to provide further context to the statement. For example, disclose whether Mr. Burkle or the banks requested the meetings and/or whether Mr. Burkle pursued the negotiations.

Response: In response to the Staff’s comment, the Company has removed from Amendment No. 2 the language referred to in the Staff’s comment. The Company, however, respectfully notes that the meetings that occurred between Mr. Burkle and two investment banks concerning a possible leveraged buyout of the Company are a matter of public record in the litigation before the Delaware Court of Chancery.14

*  *  *

[14]	See Chancery Court Opinion, page 14.

As requested by the Staff in the Comment Letter, attached hereto as Annex A is a written acknowledgement by the Company of certain matters.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Andrew R. Thompson
Andrew R. Thompson

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Bradley A. Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

VIA EDGAR and BY HAND

ANNEX A

As requested by the Staff in the Comment Letter, in connection with the Amended Preliminary Proxy Statement and the Soliciting Materials, in each case filed by the Company with the Commission on August 19, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARNES & NOBLE, INC.,

by	/s/ Joseph J. Lombardi
	Name:	Joseph J. Lombardi
	Title:	Chief Financial Officer